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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                          STRATEGIC DISTRIBUTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    862701307
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  June 21, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ] Rule 13d-1(b)
                [X] Rule 13d-1(c)
                [ ] Rule 13d-1(d)



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-------------------                                          -------------------
CUSIP No. 862701307                    13G
-------------------                                          -------------------


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               EagleRock Capital Management, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY


--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER


                                         210,055
                                ------------------------------------------------
       NUMBER OF                6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY                         0
          EACH                  ------------------------------------------------
       REPORTING                7        SOLE DISPOSITIVE POWER
      PERSON WITH

                                         210,055
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER


                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               210,055
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.9%**
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



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-------------------                                          -------------------
CUSIP No. 862701307                    13G
-------------------                                          -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Nader Tavakoli
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER


                                         210,055
                                ------------------------------------------------
       NUMBER OF                6        SHARED VOTING POWER
         SHARES
      BENEFICIALLY
        OWNED BY                         0
          EACH                  ------------------------------------------------
       REPORTING                7        SOLE DISPOSITIVE POWER
      PERSON WITH

                                         210,055
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER


                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               210,055
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                       [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               6.9%**
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).



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                                  SCHEDULE 13G

         This Schedule 13G (the "Schedule 13G") is being filed on behalf of EagleRock Capital Management, L.L.C., a Delaware limited liability company ("EagleRock"), and Mr. Nader Tavakoli the principal of EagleRock, relating to shares of common stock of Strategic Distribution, Inc., a Delaware corporation (the "Issuer").

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by EagleRock for the account of EagleRock Master Fund, a Delaware general partnership ("EagleRock Master Fund"), of which EagleRock is the agent and attorney-in-fact. EagleRock Master Fund holds the shares of Common Stock of the Issuer for the account of EagleRock Capital Partners, L.P. and EagleRock Capital Partners (QP), L.P., both Delaware limited partnerships.

ITEM 1(a)         NAME OF ISSUER.

                  Strategic Distribution, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  3220 Tillman Drive, Suite 200
                  Bensalem, Pennsylvania  19020

ITEM 2(a)         NAME OF PERSON FILING.

                  EagleRock Capital Management, L.L.C. ("EagleRock") and Nader Tavakoli.

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

                  551 Fifth Avenue, 34th Floor
                  New York, New York  10176

ITEM 2(c)         CITIZENSHIP OR PLACE OF ORGANIZATION.

                  EagleRock is a limited liability company organized under the laws of the State of Delaware. Nader Tavakoli is the principal of EagleRock and is a United States citizen.

ITEM 2(d)         TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.10 per share (the "Common Stock").

ITEM 2(e)         CUSIP NUMBER.

                  862701307



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ITEM 3            REPORTING PERSON.

                  Inapplicable.

ITEM 4            OWNERSHIP.

                  (a) EagleRock and Mr. Tavakoli are the beneficial owners of 210,055 shares of Common Stock.

                  (b) EagleRock and Mr. Tavakoli are the beneficial owners of 6.9% of the outstanding shares of Common Stock. This percentage is determined by dividing 210,055 by 3,032,958, the number of shares of Common Stock issued and outstanding as of May 5, 2003, as reported in the Issuer's quarterly report on Form 10-Q filed May 9, 2003.

                  (c) EagleRock, as the agent and attorney-in-fact of EagleRock Master Fund, has the sole power to vote and dispose of the 210,055 shares of Common Stock held by EagleRock Master Fund. As the principal of EagleRock, Mr. Tavakoli may direct the vote and disposition of the 210,055 shares of Common Stock held by EagleRock Master Fund.

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Inapplicable.

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Inapplicable.

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.

ITEM 9            NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the



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                  securities and were not acquired and are not held in
                  connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated June 17, 2003, between EagleRock and Nader Tavakoli.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date:  June 17, 2003


                                         EagleRock Capital Management, L.L.C.


                                         By: /S/ NADER TAVAKOLI
                                             -----------------------------------
                                             NADER TAVAKOLI, Managing Member



                                         /S/ NADER TAVAKOLI
                                         ---------------------------------------
                                         Nader Tavakoli



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                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $.10 per share, of Strategic Distribution, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

         The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

         This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 17, 2003.

                                         EagleRock Capital Management, L.L.C.


                                         By: /S/ NADER TAVAKOLI
                                             -----------------------------------
                                             NADER TAVAKOLI, Managing Member


                                         /S/ NADER TAVAKOLI
                                         ---------------------------------------
                                         Nader Tavakoli



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